UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CINCINNATI BELL INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

171871502

(CUSIP Number)

Alison S. Ressler, Esq.

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 171871502

1.	Names of Reporting Persons ASSF IV AIV B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,280,037 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,280,037 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,037 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.6%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in its quarterly report on Form 10-Q for the quarterly period ending June 30, 2018 (the “10-Q”).

CUSIP No. 171871502

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,280,037 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,280,037 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,037 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.6%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V US BD Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,383,155 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,383,155 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,383,155 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V BD AIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,383,155 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,383,155 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,383,155 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Credit Hedge Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **0.1%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

**   Denotes less than.

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Capital Management III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **0.1%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

**   Denotes less than.

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,667,692 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,667,692 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,692 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,667,692 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,667,692 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,692 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,667,692 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,667,692 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,692 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,667,692 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,667,692 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,692 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,667,692 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,667,692 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,692 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,667,692 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,667,692 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,692 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,667,692 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,667,692 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,692 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%* (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*      The calculation of the percentage of outstanding shares is based on 50,157,168 shares of Common Stock (as defined herein) outstanding as of July 31, 2018 as disclosed by the Issuer (as defined herein) in the 10-Q.

Item 1.        Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Cincinnati Bell Inc., an Ohio corporation (the “Issuer”). The address of the principal executive office of the Issuer is 221 East Fourth Street, Cincinnati, Ohio 45202.

Item 2.        Identity and Background

(a) This statement is being filed jointly by (i) ASSF IV AIV B, L.P. (“ASSF IV AIV”), (ii) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (iii) AF V US BD Holdings, L.P. (“AF V US BD Holdings”), (iv) AF V BD AIV, L.P. (“AF V BD AIV”) (v) Ares Credit Hedge Fund LP (“Ares Credit Hedge Fund”), (vi) Ares Capital Management III LLC (“Ares Capital Management III”), (vii) Ares Management LLC, (viii) Ares Management Holdings L.P. (“Ares Management Holdings”), (ix) Ares Holdco LLC (“Ares Holdco”), (x) Ares Holdings Inc. (“Ares Holdings”), (xi) Ares Management, L.P. (“Ares Management”), (xii) Ares Management GP LLC (“Ares Management GP”) and (xiii) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of September 7, 2018, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons and the Board Members (as defined below) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities. The manager of ASSF IV AIV is ASSF Operating Manager IV, and the general partner of ASSF Operating Manager IV is Ares Management LLC. The general partner of AF V US BD Holdings is AF V BD AIV, and the manager of AF V BD AIV is Ares Management LLC. The manager of Ares Credit Hedge Fund is Ares Capital Management III, and the sole member of Ares Capital Management III is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings, whose sole stockholder is Ares Management. The general partner of Ares Management is Ares Management GP, and the sole member of Ares Management GP is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, Ryan Berry, R. Kipp deVeer, David Kaplan, Michael McFerran, Antony Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board decisions. The present principal occupation of each of the Board Members is as follows: Michael Arougheti, Director, Chief Executive Officer and President of Ares Management GP and Co-Founder of Ares Management; Ryan Berry, Partner, Chief Marketing and Strategy Officer of Ares Management GP; R. Kipp deVeer, Director and Partner of Ares Management GP; David Kaplan, Director and Partner of Ares Management GP and Co-Founder of Ares Management; Michael McFerran, Partner, Chief Operating Officer and Chief Financial Officer of Ares Management GP; Antony Ressler, Chairman of Ares Management GP and Co-Founder of Ares Management; Bennett Rosenthal, Director and Partner of Ares Management GP and Co-Founder of Ares Management.

Each of the Reporting Persons (other than each of ASSF IV AIV, AF V US BD Holdings, and Ares Credit Hedge Fund, with respect to the shares held directly by each of them), and the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock, as defined in Rule 13d-3.

(d) During the last five years, none of the Reporting Persons or the Board Members have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Board Members have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware. Each of the Board Members is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration

Ares Management advises ASSF IV AIV, AF V US BD Holdings, and Ares Credit Hedge Fund, which are the entities that have acquired securities of the Issuer. As of August 29, 2018, Ares Management beneficially acquired for the accounts of ASSF IV AIV, AF V US BD Holdings, and Ares Credit Hedge Fund an aggregate of 2,667,692 shares of Common Stock, for total consideration of $40,835,175. The source of funding for such transactions was derived from capital contributed by funds advised by Ares Management.

Item 4.        Purpose of Transaction

The Securities reported on this Schedule 13D were acquired, and are currently held, for investment purposes.

The Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer, including potentially acquiring more than a majority of one or more series of the Issuer’s debt securities, dispose of, or cause to be disposed, securities of the Issuer, enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer, form joint ventures with the Issuer, pledge their interest in securities of the Issuer as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors. In addition, the Reporting Persons and their representatives and advisers may communicate with the Board, and may continue to communicate with management and advisors of the Issuer concerning the types of transactions disclosed in this paragraph, including but not limited to the acquisition of securities of, or assets from, the Issuer. If the Reporting Persons were to acquire additional equity or debt of the Issuer, the Reporting Persons’ ability to influence the management, the Board or the policies of the Issuer may increase. In addition, from time to time the Reporting Persons and their representatives and advisers may or may continue to communicate with each other, the Board, management of the Issuer, and with other security holders, industry participants and other interested parties concerning the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5.        Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. See Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons.

(b) Power to Vote and Dispose. See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. Exhibit 2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock. Except as set forth in Exhibit 2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons currently own less than 15% in principal amount of each of the Issuer’s 7.00% senior notes due 2024 (the “7.00% Notes”) and the Issuer’s 8.00% senior notes due 2025 (the “8.00% Notes”), and, as disclosed in Item 4 of this Schedule 13D, may, from time to time, dispose of or acquire additional 7.00% Notes and/or 8.00% Notes, including potentially acquiring more than a majority of one or more series of the Issuer’s debt securities.

7.00% Notes

The 7.00% Notes were issued pursuant to an indenture, dated as of September 22, 2016 (the “7.00% Indenture”), among the Issuer, the guarantors party thereto and Regions Bank, as trustee. The 7.00% Notes will mature on July 15, 2024 and bear an interest at a rate of 7.00% per annum, payable semi-annually on January 15 and July 15 of each year, beginning on January 15, 2017, to persons who are registered holders of the 7.00% Notes on the immediately preceding January 1 and July 1, respectively. Prior to September 15, 2019, the Issuer may, at its option, redeem some or all of the 7.00% Notes at a redemption price equal to 100% of the principal amount of the 7.00% Notes, together with accrued and unpaid interest, if any, plus a “make-whole” premium. In the event of a Change of Control (as defined in the Indenture), each holder of the 7.00% Notes will have the right to require the Issuer to repurchase all or any part of that holder’s 7.00% Notes at a purchase price of 101% of the principal amount of 7.00% Notes repurchased, plus accrued and unpaid interest, if any, to the date of such repurchase.

On or after September 15, 2019, the Issuer may, at its option, redeem some or all of the 7.00% Notes at any time at declining redemption prices equal to (i) 105.250% beginning on September 15, 2019, (ii) 103.500% beginning on September 15, 2020, (iii) 101.750% beginning on September 15, 2021 and (iv) 100.000% beginning on September 15, 2022 and thereafter, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. In addition, before September 15, 2019, and subject to certain conditions, the Issuer may, at its option, redeem up to 40% of the aggregate principal amount of the 7.00% Notes with the net proceeds of certain equity offerings at 107.000% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that (i) at least 60% of the aggregate principal amount of 7.00% Notes remains outstanding and (ii) the redemption occurs within 180 days of the closing of any such equity offering. The 7.00% Notes contain customary default provisions.

A copy of the 7.00% Indenture is attached hereto as Exhibit 3 and is incorporated herein by reference. The foregoing summary of the 7.00% Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the 7.00% Indenture.

8.00% Notes

The 8.00% Notes were issued pursuant to an indenture, dated as of October 6, 2017 (the “8.00% Indenture”), between the Issuer and Regions Bank, as trustee.  The 8.00% Notes will mature on October 15, 2025 and bear interest at a rate of 8.00% per annum, payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2018, to persons who are registered holders of the 8.00% Notes on the immediately preceding April 1 and October 1, respectively. Prior to October 15, 2020, the Issuer may, at its option, redeem some or all of the 8.00% Notes at a redemption price equal to 100% of the principal amount of the 8.00% Notes, together with accrued and unpaid interest, if any, plus a “make-whole” premium. In the event of a Change of Control (as defined in the Indenture), each holder of the 8.00% Notes will have the right to require the Issuer to repurchase all or any part of that holder’s 8.00% Notes at a purchase price of 101% of the principal amount of 8.00% Notes repurchased, plus accrued and unpaid interest, if any, to the date of such repurchase.

On or after October 15, 2020, the Issuer may, at its option, redeem some or all of the 8.00% Notes at any time at declining redemption prices equal to (i) 106.000% beginning on October 15, 2020, (ii) 104.000% beginning on October 15, 2021, (iii) 102.000% beginning on October 15, 2022 and (iv) 100.000% beginning on October 15, 2023 and thereafter, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. In addition, before October 15, 2020, and subject to certain conditions, the Issuer may, at its option, redeem up to 40% of the aggregate principal amount of Notes with the net proceeds of certain equity offerings at 108.000% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that (i) at least 60% of the aggregate principal amount of 8.00% Notes remains outstanding after such redemption and (ii) the redemption occurs within 180 days of the closing of any such equity offering. The 8.00% Notes contain customary default provisions.

A copy of the 8.00% Indenture is attached hereto as Exhibit 4 and is incorporated herein by reference. The foregoing summary of the 8.00% Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the 8.00% Indenture.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7.                       Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of September 7, 2018, by and among the Reporting Persons.

Exhibit 2	Trading Data

Exhibit 3

Indenture dated as of September 22, 2016 between the Issuer and Regions Bank relating to the 7.00% Senior Unsecured Notes due July 15, 2024 (incorporated by reference to Exhibit 4.1 to Cincinnati Bell, Inc. Form 8-K filed September 22, 2016.)

Exhibit 4

Indenture dated as of October 6, 2017 between the Issuer and Regions Bank relating to the 8.00% Senior Unsecured Notes due October 15, 2025 (incorporated by reference to Exhibit 4.1 to Cincinnati Bell, Inc. Form 8-K filed October 6, 2017.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2018

ASSF IV AIV B, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V US BD HOLDINGS, L.P.

By:	AF V BD AIV, L.P.
Its General Partner

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V BD AIV, L.P.

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

[Signature Page to CBB Section 13D]

ARES CREDIT HEDGE FUND LP

By:	ARES CAPITAL MANAGEMENT III LLC
Its Manager

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES CAPITAL MANAGEMENT III LLC

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

[Signature Page to CBB Section 13D]

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC
Its General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

[Signature Page to CBB Section 13D]

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of September 7, 2018 by and among the Reporting Persons.

Exhibit 2	Trading Data

Exhibit 3

Indenture dated as of September 22, 2016 between the Issuer and Regions Bank relating to the 7.00% Senior Unsecured Notes due July 15, 2024 (incorporated by reference to Exhibit 4.1 to Cincinnati Bell, Inc. Form 8-K filed September 22, 2016.)

Exhibit 4

Indenture dated as of October 6, 2017 between the Issuer and Regions Bank relating to the 8.00% Senior Unsecured Notes due October 15, 2025 (incorporated by reference to Exhibit 4.1 to Cincinnati Bell, Inc. Form 8-K filed October 6, 2017.)